CERTIFICATE OF DESIGNATION

OF

SERIES A PERPETUAL PREFERRED STOCK

OF

SOMA FINANCE, INCORPORATED

(Pursuant to Section 151 of the General Corporation Law of the State of Delaware)

SOMA Finance, Incorporated, a corporation organized and existing under the General Corporation Law of the State of Delaware (hereinafter, the "**Corporation**"), hereby certifies that the following resolution was duly adopted by the Board of Directors of the Corporation (or a duly authorized committee thereof) as required by Section 151 of the General Corporation Law of the State of Delaware (the "**DGCL**"):

NOW, THEREFORE, BE IT RESOLVED, that pursuant to the authority expressly granted to and vested in the Board of Directors of the Corporation in accordance with the provisions of the certificate of incorporation of the Corporation, there is hereby created and provided out of the authorized but unissued preferred stock, par value $0.0001 per share, of the Corporation ("**Preferred Stock**"), a new series of Preferred Stock, and there is hereby established and fixed the number of shares included such series, the voting powers, full or limited, or that such series shall have no voting powers, and, the designations, powers, preferences and relative, participating, optional, special and other rights, if any, of such series and the qualifications, limitations and restrictions, if any, of such series as follows:

Series A Perpetual Preferred Stock:

Section 1.   Designation and Number. The shares of such series shall be designated as "Series A Perpetual Preferred Stock," par value $0.0001 per share, of the Corporation (the "**Series A Preferred Stock**"), and the number of shares constituting such series shall be **Eighty-Eight Million**, **Eight hundred Eighty-Eight Thousand, Eight Hundred Eighty-Eight** (**88,888,888**).

Section 2.   Definitions. The following terms shall have the following meanings for purposes of this Certificate of Designation (as the same may be amended or amended and restated from time to time, this "**Certificate of Designation**"):

(a)   "**Average Price**" shall mean, in respect of shares of Common Stock or any other securities, as of any day or relevant period (as applicable): (i) the volume weighted average price for such shares or securities on a National Securities Exchange for such day or relevant period (as applicable) as reported by Bloomberg Finance Markets ("**Bloomberg**") through its "Volume at Price" functions; (ii) if, as determined by the Board of Directors, a National Securities Exchange is not the principal securities exchange or trading market for such shares or securities, the volume weighted average of such shares or securities for such day or relevant period (as applicable) on the securities exchange or trading market for such shares or securities determined by the Board of Directors to be the principal securities exchange or trading market for such shares or securities as reported by Bloomberg through its "Volume Price" functions; (iii) if the foregoing clauses (i) and (ii) do not apply, the last closing trading price for such day or the average of the last closing trading prices for such relevant period (as applicable) of such shares or securities in the over-the-counter market on the electronic bulletin board for such shares or securities as reported by Bloomberg; (iv) if the forgoing clauses (i) and (ii) do not apply, and no last closing trade price for such day or relevant period (as applicable) is reported by Bloomberg, the last closing ask price for such day or the average of the last closing ask prices for such relevant period (as applicable) of such shares or securities as reported by Bloomberg; or (v) if the forgoing clauses (i) – (iv) do not apply, the fair market value of such share or security for such day or relevant period (as applicable) as determined by the Board of Directors.

(b)   "**Board of Directors**" shall mean the Board of Directors of the Corporation.

(c)   "**Certificate of Incorporation**" shall mean the certificate of incorporation of the Corporation (including any certificate filed with the Secretary of State of the State of Delaware establishing a series of Preferred Stock), as the same may be amended or amended and restated.

(d)   "**Common Stock**" shall mean the common stock, par value $0.0001 per share, of the Corporation.

(e)   "**Liquidation Proceeds**" shall have the meaning set forth in Section 4(a).

(f)   "**National Securities Exchange**" shall mean the Nasdaq Stock Market, the New York Stock Exchange or any other national securities exchange.

(g)   "**Public Announcement**" shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the corporation with the Securities and Exchange Commission pursuant to Section 13, 14, and 15(d) (or any successor thereto) of the Securities Exchange Act of 1934, as amended.

(h)   "**Qualifying Merger**" shall mean: (i) a merger or consolidation to which the Corporation is a constituent entity and which results in fifty percent (50%) or more of the capital stock or similar equity interest of the surviving, resulting or consolidated entity or fifty percent (50%) or more of the voting power of the capital stock or similar equity interest of the surviving, resulting or consolidated entity, in either case, being held by persons and/or entities other than the persons and/or entities that, immediately prior to the effective time of such merger or consolidation, owned fifty percent (50%) or more of the capital stock of the Corporation or fifty percent (50%) or more the voting power of the capital stock of the Corporation; or (ii) a merger or consolidation to which any one or more of the Corporation's subsidiaries is a constituent entity and which results in fifty percent (50%) or more of the capital stock of the Corporation or fifty percent (50%) or more of the voting power of the capital stock of the Corporation, in either case, being held by persons and/or entities other than the persons and/or entities that, immediately prior to the effective time of such merger or consolidation, owned fifty percent (50%) or more of the capital stock of the Corporation or fifty percent (50%) or more of the voting power of the capital stock of the Corporation.

(i) "**Qualifying Merger Consideration**" shall have the meaning set forth in Section 4(b).

(j) "**Qualifying Sale**" shall mean any sale, lease or exchange of all or substantially all of the property and assets of the Corporation, including its goodwill and its corporate franchises. For purposes of this definition of Qualifying Sale only, the property and assets of the Corporation shall include the property and assets of any subsidiary (as defined in Section 271(c) of the DGCL) of the Corporation.

(k) "**Qualifying Sale Consideration**" shall have the meaning set forth in Section 4(c).

(l) "**Securities Act**" means the Securities Act of 1933, as amended.

(m) "**Series A Corporation Redemption Date**" shall have the meaning set forth in Section 7(a).

(n) "**Series A Dividend Junior Stock**" shall mean any outstanding series of Preferred Stock provided for or fixed pursuant to the provisions of the Certificate of Incorporation ranking junior to the Series A Preferred Stock as to dividends.

(o) "**Series A Dividend Parity Stock**" shall mean the Common Stock and any outstanding series of Preferred Stock provided for or fixed pursuant to the provisions of the Certificate of Incorporation ranking *pari passu* to the Series A Preferred Stock as to dividends. As of the Series A Original Issue Date, there is no Series A Dividend Parity Stock.

(p) "**Series A Dividend Senior Stock**" shall mean any outstanding series of Preferred Stock provided for or fixed pursuant to the provisions of the Certificate of Incorporation ranking senior to the Series A Preferred Stock as to dividends. As of the Series A Original Issue Date, there is no Series A Dividend Senior Stock.

(q) "**Series A Liquidation Junior Stock**" shall mean the Common Stock and any outstanding series of Preferred Stock provided for or fixed pursuant to the provisions of the Certificate of Incorporation ranking junior to the Series A Preferred Stock as to a liquidation, dissolution or winding up of the Corporation.

(r) "**Series A Liquidation Parity Stock**" shall mean any outstanding series of Preferred Stock provided for or fixed pursuant to the provisions of the Certificate of Incorporation ranking on parity with the Series A Preferred Stock as to a liquidation, dissolution or winding up of the Corporation. As of the Series A Original Issue Date, there is no Series A Liquidation Parity Stock.

(s) "**Series A Liquidation Senior Stock**" shall mean any outstanding series of Preferred Stock provided for or fixed pursuant to the provisions of the Certificate of Incorporation ranking senior to the Series A Preferred Stock as to a liquidation, dissolution or winding up of the Corporation. As of the Series A Original Issue Date, there is no Series A Liquidation Senior Stock.

(t) "**Series A Original Issue Date**" shall mean the date of the first issuance of any share or shares of Series A Preferred Stock.

(u) "**Series A Original Purchase Price**" shall mean $2.50 per share of Series A Preferred Stock.

(v) "**Series A Preference Price**" shall mean, with respect to an outstanding share of Series A Preferred Stock, the Series A Original Purchase Price (as adjusted for any split or subdivision of outstanding shares of Series A Preferred Stock, any combination of outstanding shares of Series A Preferred Stock or a reclassification or recapitalization of outstanding shares of Series A Preferred Stock (other than a split or subdivision or combination), in each case, occurring after the Series A Original Issue Date), *plus* the aggregate amount of dividends then accrued on such share of Series A Preferred Stock, if any.

(w) **Series A Qualifying Merger Junior Stock**" shall mean the Common Stock and any outstanding series of Preferred Stock provided for a fixed pursuant to the provisions of the Certificate of Incorporation ranking junior to the Series A Preferred Stock as to a Qualifying Merger.

(x) "**Series A Qualifying Merger Parity Stock**" shall mean any outstanding series of Preferred Stock provided for or fixed pursuant to the provisions of the Certificate of Incorporation ranking on parity with the Series A Preferred Stock as to a Qualifying Merger. As of the Series A Original Issue Date, there is no Series A Qualifying Merger Parity Stock.

(y) "**Series A Qualifying Merger Senior Stock**" shall mean any outstanding series of Preferred Stock provided or fixed pursuant to the provisions of the Certificate of Incorporation ranking senior to the Series A Preferred Stock as to a Qualifying Merger. As of the Series A Original Issue Date, there is no Series A Qualifying Merger Senior Stock.

(z) "**Series A Qualifying Sale Junior Stock**" shall mean the Common Stock and any outstanding series of Preferred Stock provided for a fixed pursuant to the provisions of the Certificate of Incorporation ranking junior to the Series A Preferred Stock as to a Qualifying Sale.

(aa) "**Series A Qualifying Sale Parity Stock**" shall mean any outstanding series of Preferred Stock provided for or fixed pursuant to the provisions of the Certificate of Incorporation ranking on parity with the Series A Preferred Stock as to a Qualifying Sale. As of the Series A Original Issue Date, there is a Series A Qualifying Sale Parity Stock.

(bb) "**Series A Qualifying Sale Senior Stock**" shall mean any outstanding series of Preferred Stock provided or fixed pursuant to the provisions of the Certificate of Incorporation ranking senior to the Series A Preferred Stock as to a Qualifying Merger. As of the Series A Original Issue Date, there is no Series A Qualifying Sale Senior Stock.

(cc)   "**Series A Redemption Price**" shall mean, with respect to an outstanding share of Series A Preferred Stock, (i) an amount determined by multiplying the Series A Original Purchase Price (as adjusted for any split or subdivision of outstanding shares of Series A Preferred Stock, any combination of outstanding shares of Series A Preferred Stock or a reclassification or recapitalization of outstanding shares of Series A Preferred Stock (other than a split or subdivision or combination), in each case, occurring after the Series A Original Issue Date) by one hundred and ten percent (110%), *plus* (ii) the aggregate amount of dividends then accrued on such share of Series A Preferred Stock.

(dd)   "**Trading Day**" shall mean any day on which the National Securities Exchange is open for business (other than a day on which the National Securities Exchange is scheduled to or does close prior to its regular weekday closing time).

Unless the context otherwise requires: (i) the word "or" is not exclusive; (ii) the words "including" or "includes" shall be deemed to be following by "without limitation"; (iii) words in the singular include the plural and in the plural include the singular; and (iv) the words "herein," "hereof" and "hereunder" or words of similar import refer to this Certificate of Designation as a whole and not to a particular Section, subsection or clause of this Certificate of Designation.

Section 3.   Dividends.

(a)   Preferential Dividends. Subject to the rights of the holders of any Series A Dividend Senior Stock, for so long as any shares of Series A Preferred Stock shall be outstanding, the holders of outstanding shares of Series A Preferred Stock shall be entitled to receive, out of assets of the Corporation legally available therefore, prior and in preference to the declaration or payment of any dividend on any Series A Dividend Junior Stock, and on a *pari passu* basis with respect to the declaration or payment of any dividend on any Series A Dividend Parity Stock, dividends when, as and if declared by the Board of Directors. If legally permissible, the Board of Directors will declare a Dividend on an annual basis of up to ten percent (10%) of the trailing year's net income less capital expenditures.

Cash dividends shall be paid, at the discretion of the Board of Directors, in either cash, stable coins or the sUSD token on the Corporation's SOMA platform.

Section 4.   Liquidation, Dissolution or Winding Up; Qualifying Merger; Qualifying Sale.

(a)   Liquidation, Dissolution or Winding Up. Subject to the rights of the holders of any Series A Liquidation Senior Stock, in the event of the Corporation's liquidation, dissolution or winding up, the holders of outstanding shares of Series A Preferred Stock shall be entitled to receive, out of the assets of the Corporation available for distribution to the Corporation's stockholders (the "**Liquidation Proceeds**"), prior and in preference to any distribution of the Liquidation Proceeds to the holders of any Series A Liquidation Junior Stock, and on a *pari passu* basis with respect to the holders of any Series A Liquidation Parity Stock, consideration in an amount per share equal to the Series A Preference Price. If, upon the occurrence of a liquidation, dissolution or winding up of the Corporation, the Liquidation Proceeds distributed among the holders of outstanding shares of Series A Preferred Stock and any Series A

Liquidation Parity Stock shall be insufficient to permit the payment to such holders of the full preferential amounts to which they are entitled, then the entire Liquidation Proceeds shall be distributed ratably among the holders of outstanding shares of Series A Preferred Stock and such Series A Liquidation Parity Stock in proportion to the full preferential amount to which each such holder is otherwise entitled to receive. In the event of the Corporation's liquidation, dissolution or winding up, after payment in full of the amounts to which they are entitled pursuant to this Section 4(a), the holders of Series A Preferred Stock shall not be entitled to any further right or claim to any of the remaining Liquidation Proceeds. None of a Qualifying Merger, a Qualifying Sale, a merger or consolidation of the Corporation with or into another corporation or other entity or sale of all or any part of the assets of the Corporation which, in each case, shall not in fact result in the liquidation, dissolution or winding up of the Corporation and the distribution of its assets to its stockholders, shall not be deemed a liquidation, dissolution or winding up of the Corporation within the meaning of this Section 4(a).

(b)   Qualifying Merger☐ Subject to the rights of the holders of any Series A Qualifying Merger Senior Stock, in the event of a Qualifying Merger, the holders of outstanding shares of Series A Preferred Stock shall be entitled to receive, in connection with the conversion in the Qualifying Merger of the shares of Series A Preferred Stock held by them immediately prior to the effectiveness of the Qualifying Merger, out of the aggregate consideration to which the holders of all capital stock of the Corporation are entitled to receive in connection with the conversion in the Qualifying Merger of such shares held by them immediately prior to the effectiveness of the Qualifying Merger (the "**Qualifying Merger Consideration**"), prior and in preference to the receipt of Qualifying Merger Consideration by the holders of any Series A Qualifying Merger Junior Stock, and on a *pari passu* basis with the receipt of Qualifying Merger Consideration by the holders of any Series A Qualifying Merger Parity Stock, consideration in an amount per share equal to the Series A Preference Price. If, upon the occurrence of a Qualifying Merger, the Qualifying Merger Consideration distributed among the holders of outstanding shares of Series A Preferred Stock and any Series A Qualifying Merger Parity Stock shall be insufficient to permit the payment to such holders of the full preferential amounts to which they are entitled to receive, then the entire Qualifying Merger Consideration shall be distributed ratably among the holders of outstanding shares of Series A Preferred Stock and such Series A Qualifying Merger Parity Stock in proportion to the full preferential amount to which each such holder is otherwise entitled to receive. In the event of a Qualifying Merger, after payment in full of the amounts to which they are entitled pursuant to this Section 4(b), the holders of Series A Preferred Stock shall not be entitled to any further right or claim to any of the remaining Qualifying Merger Consideration.

(c)   Qualifying Sale☐ Subject to the rights of the holders of any Series A Qualifying Sale Senior Stock, in the event of a Qualifying Sale, the holders of outstanding shares of Series A Preferred Stock shall be entitled to be paid, out of the aggregate consideration payable to the Corporation in such Qualifying Sale (the "**Qualifying Sale Consideration**"), prior and in preference to the payment, out of the Qualifying Sale Consideration, to holders of any Series A Qualifying Sale Junior Stock, and on a *pari passu* basis with the payment, out of the Qualifying Sale Consideration, to the holders of any Series A Qualifying Sale Parity Stock, consideration in an amount per share equal to the Series A Preference Price. If, upon the occurrence of a Qualifying Sale, the Qualifying Sale Consideration thus distributed among the holders of outstanding shares of Series A Preferred Stock and any Series A Qualifying Sale Parity Stock shall be insufficient to permit the payment to such holders of the full preferential amounts to which they are entitled to receive, then the entire Qualifying Sale Consideration shall be distributed ratably among the holders of outstanding shares of Series A Preferred Stock and such Series A Qualifying Sale Parity Stock in proportion to the full preferential amount to which each such holder is otherwise entitled to receive. In the event of a Qualifying Sale, after payment in full of the amounts to which they are entitled pursuant to this Section 4(c), the holders of Series A Preferred Stock shall not be entitled to any further right or claim to any of the remaining Qualifying Sale Consideration.

(d)   Determining Liquidation Proceeds, Qualifying Merger Consideration and Qualifying Sale Consideration. In the event of a liquidation, dissolution or winding up of the Corporation, a Qualifying Merger or a Qualifying Sale, if any of the Liquidation Proceeds, the Qualifying Merger Consideration or the Qualifying Sale Consideration, respectively, is in a form other than cash, its value for purposes of applying the terms of Section 4(a), Section 4(b) and Section 4(c), respectively, shall be the fair market value thereof determined as follows:

(i)   Securities shall be valued at the Average Price of such securities over the twenty (20) Trading Day period ending three (3) Trading Days prior to the distribution date (in the event of a liquidation, dissolution or winding up the Corporation) or the closing date (in the event of a Qualifying Merger or a Qualifying Sale), as applicable;

(ii)   Any consideration other than cash or securities shall be valued by the Board of Directors; and

(iii)   The foregoing methods for valuing consideration other than cash to be distributed in connection with a Qualifying Merger or a Qualifying Sale, as applicable, may be superseded by any determination of such value set forth in the definitive agreements governing such Qualifying Merger or a Qualifying Sale, respectively.

(e)   Noncompliance. In the event the requirements of this Section 4 are not complied with, to the fullest extent permitted by applicable law, the Corporation shall forthwith either:

(i)   Cause the closing of such Qualifying Merger or such Qualifying Sale, as applicable, to be postponed or delayed until such time as the requirements of this Section 4 have been complied with; or

(ii)   Terminate or abandon such Qualifying Merger or such Qualifying Sale, as applicable, in which event (for the avoidance of doubt) the voting powers, if any, and the preferences and relative, participating, optional or other special rights, if any, and the qualifications, limitations or restrictions, if any, of Series A Preferred Stock shall, to the fullest extent permitted by applicable law, be the same as or revert to, as applicable, voting powers, if any, and the preferences and relative, participating, optional, special or other rights, if any, and the qualifications, limitations or restrictions, if any, existing prior to such Qualifying Merger or such Qualifying Sale, respectively.

Section 5.   Voting☐   Except as provided by the Certificate of Incorporation or applicable law, of the holder of Series A Preferred Stock shall not be entitled to vote on any matter brought by the Corporation to its holders of Common Stock.

Section 6.   Notices☐ Any notice required by the provisions of this Certificate of Designation to be given to a holder or holders of outstanding shares of Series A Preferred Stock shall be deemed given to each holder of record in any manner permitted under the DGCL.

Section 7.   Redemption at the Option of the Corporation☐

(a)   Series A Corporation Redemption Date☐ Subject to applicable law, upon the business day established by the Board of Directors at any time from time to time from and after the Series A Original Issue Date (such business day, the "**Series A Corporation Redemption Date**"), and without any action on the part of the Corporation or any holder of outstanding shares of Series A Preferred Stock, one or more or all of the outstanding shares of Series A Preferred Stock (as determined by the Board of Directors) shall be redeemed by the Corporation on the Series A Corporation Redemption Date at the Series A Redemption Price, which aggregate number of shares of Series A Preferred Stock to be redeemed shall be effected *pro rata* based on the number of outstanding shares of Series A Preferred Stock held by a holder bears to the number of outstanding shares of Series A Preferred Stock held by all holders of Series A Preferred Stock. The Corporation shall provide (on a business day) written notice to the holders of outstanding shares of Series A Preferred Stock of the Series A Corporation Redemption Date not less than thirty (30) days prior to the Series A Corporation Redemption Date setting forth (i) the Series A Corporation Redemption Date, (ii) the Series A Redemption Price and (iii) the aggregate number of outstanding shares of Series A Preferred Stock to be redeemed by the Corporation on such Series A Corporation Redemption Date.

(b)   Payment of the Series A Redemption Price☐The Series A Redemption Price shall be payable in cash solely out of funds of the Corporation legally available therefore.

(c)   Delivery of the Series A Preference Price☐ Promptly following the Series A Corporation Redemption Date, the Corporation shall deliver the Series A Redemption Price, in cash, to the holders of shares of Series A Preferred Stock entitled thereto by either (i) wire transfer, to an account designated by the relevant holder by written notice delivered to the Corporation at the principal office of the Corporation or of any transfer agent for Series A Preferred Stock not less than two (2) business days prior to the Series A Corporation Redemption Date, or (ii) delivery of a check, to the address of the relevant holder as shown on the books and records of the Corporation.

(d)   Effect of Redemption☐ Redemption of one or more all of the outstanding shares of Series A Preferred Stock pursuant to this Section 7 shall be deemed to have been made immediately prior to the close of business on the Series A Corporation Redemption Date. From and after the Series A Corporation Redemption Date, each share of Series A Preferred Stock redeemed pursuant to this Section 7 shall no longer be deemed to be outstanding and all rights in respect of such share of Series A Preferred Stock shall cease, except for the right to receive the Series A Redemption Price.

Section 8.   SOMA Tokens

.

(a)   Series A Preferred Stock. The Series A Preferred Stock will be represented by SOMA Tokens issued by the Corporation.

Section 9.   Status of Redeemed or Repurchased Shares. If any share of Series A Preferred Stock is redeemed, repurchased or otherwise acquired by the Corporation in any manner whatsoever, the share of Series A Preferred Stock so acquired may be reissued by the Corporation.

Section 10.   Waiver. The voting powers, if any, of the Series A Preferred Stock and the preferences and relative, participating, optional, special or other rights, if any, and the qualifications, limitations or restrictions, if any, of the Series A Preferred Stock may be waived as to all shares of Series A Preferred Stock in any instance (without the necessity of calling, noticing or holding a meeting of stockholders) by the consent or agreement of the holders of at least fifty percent (50%) of the then outstanding shares of Series A Preferred Stock, consenting or agreeing separately as a single class."

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Designation of the Series A Perpetual Preferred Stock of SOMA Finance, Incorporated on this 28th day of September, 2023.

SOMA FINANCE, INCORPORATED

By: _____

Name: William B. Heyn
Title: Chief Executive Officer